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                     [Financial Pacific Company Letterhead]

July 27, 2004


Mr. Barry McCarty
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

RE:   FINANCIAL PACIFIC COMPANY
      FORM S-1, FILED APRIL 9 2004, AND ALL AMENDMENTS THERETO
      FILE NO. 333-114383

Dear Mr. McCarty:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Financial Pacific Company (the "Company") hereby makes an application to withdraw its registration statement on Form S-1, filed April 9, 2004, and all amendments thereto, File No. 333-11483 (the "Registration Statement"), effective as of the date hereof or at the earliest practicable date.

Pursuant to the Registration Statement, the Company proposed to register shares of its Common Stock (the "Shares") for issuance to the public. The Company is withdrawing the Registration Statement because it has entered into an agreement to be acquired by Allied Capital Corporation and it no longer desires to pursue the transaction contemplated in the Registration Statement. No securities were sold in connection with the Registration Statement. Accordingly, the Company requests the Commission's consent to, acceptance and grant of the Company's withdrawal of its Registration Statement as soon as possible.

If you have any questions about the foregoing, please call Eric A. DeJong of Perkins Coie LLP, legal counsel to the Company in connection with the Registration Statement, at (206) 359-3793.

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Very truly yours,

Financial Pacific Company

/s/ Dale A. Winter
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Dale A. Winter
President and Chief Executive Officer

cc:   Perkins Coie LLP


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